# RESTATED ARTICLES OF INCORPORATION
## OF
## OMNIPAD CORPORATION

### ARTICLE ONE

The name of this corporation is: OMNIPAD CORPORATION.

### ARTICLE TWO

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Florida Business Corporation Act other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Florida Business Corporation Act.

### ARTICLE THREE

The name and address in this state of the corporation's initial agent for service of process is: Neil Epstein, 1415 East Piedmont Drive, #5, Tallahassee, FL 32308.

### ARTICLE FOUR

This corporation is authorized to issue two (2) classes of shares stock which shall be designated Preferred Stock and Common Stock, respectively. The total number of shares of Preferred Stock authorized to be issued is ten million (10,000,000) shares with a par value of four dollars ($0.0001) per share. The total number of shares of Common Stock authorized to be issued is twenty million (20,000,000) shares with a par value of one tenth of a mil ($0.0001) per share.

The Preferred Stock may be divided into such numbers of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and/or imposed upon the Preferred Stock, or any series thereof, with respect to any wholly unissued series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any previously adopted resolution or resolutions of the Board of Directors originally fixing the number of shares constituting a series, may increase or decrease the number of shares of any series subsequent to the issuance of shares of that series provided that any such decrease does not reduce the number of shares of any series below the number of shares of that series then outstanding.

## ARTICLE FIVE

The corporation is authorized to provide indemnification of agents, including officers and directors, in excess of that permitted by Section 607.0851 of the Florida Business Corporation Act to the fullest extent permitted under Florida Law.

## ARTICLE SIX

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under Florida law.

## ARTICLE SEVEN

The principal place of business address and the mailing address of the corporation is 1415 East Piedmont Drive, #5, Tallahassee, FL 32308.

## ARTICLE EIGHT

The initial officer and director of the corporation is Neil Epstein, 1415 East Piedmont Drive, #5, Tallahassee, FL 32308.

Dated: October 12, 2020

_____
Neil Epstein, Director

**COVER LETTER**

**TO:** Amendment Section
Division of Corporations

**NAME OF CORPORATION:** OmniPad Inc.

**DOCUMENT NUMBER:** P20000067682

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Neil Epstein
Name of Contact Person

Firm/ Company

1415 East Piedmont Dr Suite 5
Address

Tallahassee FL 32308
City/ State and Zip Code

Neil@OmniPad.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Neil Epstein at (609) 980-1772
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ☑ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

**Mailing Address**
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

**Street Address**
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

**Articles of Amendment**
**to**
**Articles of Incorporation**
**of**

OmniPod Inc
**(Name of Corporation as currently filed with the Florida Dept. of State)**

P20000067682
(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. **If amending name, enter the new name of the corporation:**

________________________________________ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. **Enter new principal office address, if applicable:**
***(Principal office address MUST BE A STREET ADDRESS )***

C. **Enter new mailing address, if applicable:**
***(Mailing address MAY BE A POST OFFICE BOX)***

2021 JUN -1 PM 12: 02
FILED

D. **If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

*Name of New Registered Agent* ______________________________

______________________________
*(Florida street address)*

*New Registered Office Address*: ____________________, Florida __________
*(City)* *(Zip Code)*

**New Registered Agent's Signature, if changing Registered Agent:**
*I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.*

______________________________
*Signature of New Registered Agent, if changing*

**Check if applicable**

☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

**If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:**

*(Attach additional sheets, if necessary)*

*Please note the officer/director title by the first letter of the office title:*

*P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.*

*Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.*

**Example:**

| | | |
|---|---|---|
| X Change | PT | John Doe |
| X Remove | V | Mike Jones |
| X Add | SV | Sally Smith |

| Type of Action (Check One) | Title | Name | Address |
|---|---|---|---|
| 1) ✓ Change | P | Neil Epstein | 1112 Cuerno St Tallahassee, FL 32304 |
| ___ Add | | | |
| ___ Remove | | | |
| 2) ___ Change | | | |
| ___ Add | | | |
| ___ Remove | | | |
| 3) ___ Change | | | |
| ___ Add | | | |
| ___ Remove | | | |
| 4) ___ Change | | | |
| ___ Add | | | |
| ___ Remove | | | |
| 5) ___ Change | | | |
| ___ Add | | | |
| ___ Remove | | | |
| 6) ___ Change | | | |
| ___ Add | | | |
| ___ Remove | | | |

**E. If amending or adding additional Articles, enter change(s) here:**
(Attach *additional sheets, if necessary).* *(Be specific)*

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**F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:**
*(if not applicable, indicate N/A)*

_____

_____

_____

_____

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The date of each amendment(s) adoption: _____ 6/1/21 _____ , if other than the date this document was signed.

Effective date **if applicable**: _____

*(no more than 90 days after amendment file date)*

**Note:** If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

**Adoption of Amendment(s)**      **(CHECK ONE)**

☑ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

    "The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."
                          *(voting group)*

Dated _____ 6/1/21 _____

Signature _____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

_____ Neil Epstein _____
(Typed or printed name of person signing)

_____ President _____
(Title of person signing)

# Electronic Articles of Incorporation
## For

P200000
FILED
August 2
Sec. Of 5
ndmcclees

OMNIPAD, INC.

The undersigned incorporator, for the purpose of forming a Florida
profit corporation, hereby adopts the following Articles of Incorporation:

## Article I

The name of the corporation is:

OMNIPAD, INC.

## Article II

The principal place of business address:

1415 EAST PIEDMONT DRIVE
#5
TALLAHASSEE, FL.   32308

The mailing address of the corporation is:

1415 EAST PIEDMONT DRIVE
#5
TALLAHASSEE, FL.   32308

## Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

## Article IV

The number of shares the corporation is authorized to issue is:

30,000,000

## Article V

P200000
FILED
August 2
Sec. Of S
ndmcclees

## Article VI

The name and address of the incorporator is:

NEIL EPSTEIN
1415 EAST PIEDMONT DRIVE
#5
TALLAHASSEE, FL 32308

Electronic Signature of Incorporator: CHARLES J. INGBER

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

## Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
NEIL EPSTEIN
1415 EAST PIEDMONT DRIVE, #5
TALLAHASSEE, FL. 32308